Exhibit 99.1

MARIS-TECH LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

UNAUDITED

- - - - - - - - - - -

-i-

MARIS-TECH LTD.

BALANCE SHEETS

U.S. dollars

	June 30, 2025	December 31, 2024
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,769,901	$2,294,679
Trade receivables, net	1,219,514	3,494,701
Other receivables and prepaid expenses	262,637	322,449
Inventories	2,735,323	2,609,314

Total current assets	6,987,375	8,721,143

NON-CURRENT ASSETS:
Restricted deposits	44,075	40,553
Property, plant and equipment, net	360,710	407,430
Severance pay fund	200,809	175,463
Operating lease right-of-use assets	393,830	475,515

Total non-current assets	999,424	1,098,961

Total assets	$7,986,799	$9,820,104

The accompanying notes are an integral part of the interim financial statements.

MARIS-TECH LTD.

BALANCE SHEETS

U.S. dollars, except share and per share data

	June 30, 2025	December 31, 2024
	Unaudited
LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Short-term bank credit line	$2,000,000	$9,345
Trade payables	460,183	1,156,567
Other current liabilities	953,004	1,532,493
Current liabilities from related parties	375,972	552,213

Total current liabilities	3,789,159	3,250,618

NON-CURRENT LIABILITIES:
Long-term loans from related parties	-	45,343
Non-current operating lease liabilities	210,218	268,800
Accrued severance pay	476,203	440,295

Total long-term liabilities	686,421	754,438

Total liabilities	4,475,580	4,005,056

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value per share: Authorized:100,000,000 at June 30, 2025 and December 31, 2024; Issued: 8,167,438 shares at June 30, 2025 and 8,104,180 at December 31, 2024; Outstanding: 8,046,723 at June 30, 2025 and 7,983,465 at December 31, 2024	-	-
Treasury shares at cost (120,715 ordinary shares at June 30, 2025 and December 31, 2024)	(119,536)	(119,536)
Additional paid-in capital	18,155,064	18,070,599
Accumulated deficit	(14,524,309)	(12,136,015)

Total shareholders’ equity	3,511,219	5,815,048

Total liabilities and shareholders’ equity	$7,986,799	$9,820,104

The accompanying notes are an integral part of the interim financial statements.

MARIS-TECH LTD.

STATEMENTS OF OPERATIONS

U.S. dollars

	Six months ended June 30,
	2025	2024
	Unaudited

Revenues	$707,021	$3,410,258
Cost of revenues	706,037	1,476,693

Gross profit	984	1,933,565

Operating expenses
Research and development, net	737,092	348,902
Sales and marketing	551,870	415,627
General and administrative	992,234	1,120,695

Total operating expenses	2,281,196	1,885,224

Profit (loss) from operations	(2,280,212)	48,341
Financial income (expenses), net	(108,082)	83,456

Net income (loss)	$(2,388,294)	$131,797

Basic earnings (loss) per ordinary share	$(0.30)	$0.02
Diluted earnings (loss) per ordinary share	$(0.30)	$0.02

Weighted-average shares used to compute net income (loss) per share:
Basic	7,999,615	7,878,501
Diluted	7,999,615	7,946,324

The accompanying notes are an integral part of the interim financial statements.

MARIS-TECH LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars, except share and per share data

	Number of shares issued	Treasury shares	Share capital	Additional paid in capital	Accumulated deficit	Total

Balance as of January 1, 2025	7,983,465	$(119,536)	$-	$18,070,599	$(12,136,015)	$5,815,048

Share-based compensation	-	-	-	81,963	-	81,963
Exercise of warrants	61,258	-	-	530	-	530
Exercise of options	2,000	-	-	1,972	-	1,972
Net loss	-	-	-		$(2,388,294)	$(2,388,294)

Balance as of June 30, 2025	8,046,723	$(119,536)	$-	$18,155,064	$(14,524,309)	$3,511,219

	Number of shares issued	Treasury shares	Share capital	Additional paid in capital	Accumulated deficit	Total

Balance as of January 1, 2024	7,878,501	$(119,536)	$-	$17,916,149	$(10,902,123)	$6,894,490

Share-based compensation	-	-	-	74,779	-	74,779
Net income	-	-	-	-	131,797	131,797

Balance as of June 30, 2024	7,878,501	$(119,536)	$-	$17,990,928	$(10,770,326)	$7,101,066

*)	Less than $1.

The accompanying notes are an integral part of the interim financial statements.

MARIS-TECH LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars

	Six months ended June 30,
	2025	2024
	Unaudited
Cash flows from operating activities:

Net income (loss)	$(2,388,294)	$131,797
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	57,533	38,162
Financial expense (income)	11,233	(19,701)
Share-based compensation	81,963	74,779
Decrease (increase) in trade receivables, net	2,275,187	(768,249)
Decrease (increase) in other receivables and prepaid expenses	59,812	(20,120)
Decrease (increase) in inventories	(126,009)	83,927
Decrease in trade payables	(696,384)	(303,687)
Decrease in other current liabilities	(601,054)	(159,056)
Increase (decrease) in accrued severance pay	35,908	(42,944)

Net cash used in operating activities	(1,290,105)	(985,092)

Cash flows from investing activities:

Proceeds from short-term deposits	-	125,959
Proceeds from exercise of warrants and options	2,502	-
Purchase of property, plant and equipment	(10,813)	(174,571)

Net cash used in investing activities	(8,311)	(48,612)

Cash flows from financing activities:

Proceeds from short-term bank credit line, net	1,990,655	-
Repayment of loan from related party	(213,495)	(192,720)

Net cash provided by (used in) financing activities	1,777,160	(192,720)

Increase (Decrease) in cash, cash equivalents and restricted deposit	478,744	(1,226,424)
Cash, cash equivalents and restricted deposit at the beginning of the year	2,335,232	2,083,186

Cash, cash equivalents and restricted deposits at the end of the period	$2,813,976	$856,762

The accompanying notes are an integral part of the interim financial statements.

MARIS-TECH LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars

	Six months ended June 30,
	2025	2024
	Unaudited

Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in the exchange for operating lease liabilities	-	$68,967

Supplementary disclosure on cash flows:

Interest received	$11,924	$202,688

Interest paid	$30,011	$195

The following table provides a summary of cash, cash equivalents and restricted cash that constitute the total amounts shown in the statements of cash flows:

	Six months ended
	June 30, 2025	June 30, 2024
Cash and cash equivalents	$2,769,901	$817,610
Non-current restricted deposit	44,075	39,152
Cash, cash equivalents and restricted deposit	$2,813,976	$856,762

The accompanying notes are an integral part of the interim financial statements.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars

NOTE 1:- GENERAL

a.	Introduction:

Maris-Tech Ltd. (the “Company”) was incorporated in 2008, in Israel. The Company develops, designs, manufactures and markets high-end digital video and audio products and solutions, including artificial intelligence functionality, for the professional as well as the civilian and home security markets, defense and homeland security markets, which can be sold off the shelf or fully customized to meet customers’ requirements.

On February 4, 2022, the Company closed an initial public offering (“IPO”). The ordinary shares, no par value per share (the “Ordinary Shares”) and the warrants to purchase ordinary shares, issued as part of the IPO, were approved for listing on the Nasdaq Capital Market (“Nasdaq”) and commenced trading under the symbol “MTEK” and “MTEKW,” respectively, on February 2, 2022.

The Company operates in Israel and sells to customers in other countries, including the United States, Australia, United Kingdom, India and Switzerland.

During October 2024, the Company formed a wholly-owned subsidiary, Maris North America Inc. (“Maris North America”), under the laws of Delaware. As of June 30, 2025, and the date of the issuance of these financial statements, the subsidiary has not commenced its operations and has no material assets or liabilities. Accordingly, no revenues, expenses, assets or liabilities of Maris North America have been included in the consolidated financial statements as of June 30, 2025.

b.	These financial statements have been prepared in a condensed format as of June 30, 2025 and for the six months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s audited annual financial statements as of December 31, 2024 and for the year then ended and accompanying notes (“annual financial statements”).

c.	Liquidity and capital resources:

The Company has experienced negative cash flows from operations since its inception and has relied on its ability to fund its operations primarily through proceeds from sales of Ordinary Shares,   warrants, bank loans and loans from related parties. As of June 30, 2025 and December 31, 2024, the Company had cash and cash equivalents of $2,769,901 and $2,294,679, respectively, an accumulated deficit of $14,524,309 and $12,136,015, respectively, and negative cash flow from operating activity of $1,290,105 and $985,092 for the six months ended June 30, 2025 and 2024, respectively.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars

NOTE 1:- GENERAL (Cont.)

The Company expects to continue to incur negative cash flows from operating activities for the foreseeable future. The Company’s ability to continue to operate is dependent upon its success in commercializing its product candidates and raising additional funds to finance its activities. If the Company is unable to do so, it may be required to delay, reduce, or eliminate certain planned research and development programs. There is no assurance, however, that the Company will be successful in obtaining an adequate level of financing needed to continue to fund its operations for the long-term. Based on the Company’s current financial position, the Company believes that there is substantial doubt about its ability to fund its operations and satisfy its obligations for the next twelve months without obtaining additional financing, which raises substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might be necessary should the Company be unable to continue as a going concern.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim financial statements:

The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, and include the accounts of Maris-Tech Ltd.

The balance sheet as of December 31, 2024, was derived from the audited financial statements as of that date, but does not include all of the disclosures, including certain notes required by U.S. GAAP on an annual reporting basis. Therefore, these unaudited financial statements should be read in conjunction with the audited financial statements and the related notes thereto as of and for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 28, 2025.

In management’s opinion, the unaudited financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s balance sheets as of June 30, 2025, the Company’s results of operations, shareholders’ equity and cash flows for the six months ended June 30, 2025 and 2024. The results for the six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the full year ending December 31, 2025 or any other future interim or annual period.

b.	Significant accounting policies:

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024. There have been no significant changes to these policies during the six months ended June 30, 2025.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Functional currency:

A majority of the Company’s customer orders are indexed to United States dollars (“dollar” or “U.S. dollars”). In addition, a substantial portion of the Company’s purchase orders are indexed to the dollar. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification (ASC) No. 830 “Foreign Currency Matters”. All transaction gains and losses from the re-measured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

d.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include, but are not limited to, the allocation of transaction price among various performance obligations, the estimated benefit period of deferred contract acquisition costs, the allowance for credit losses, the useful lives of property and equipment, the incremental borrowing rate for operating leases, and the valuation of deferred tax assets and uncertain tax positions. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

e.	Fair value of financial instruments:

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs that are supported by little or no market activity.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company, in estimating fair value for financial instruments, determined that the carrying amounts of cash and cash equivalents, trade receivables, restricted deposits including deposits for employee benefits, trade payables and short-term bank credit line are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

f.	Recently issued accounting pronouncements not yet adopted:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. For the Company, ASU 2023-09 is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its consolidated financial statements and related disclosures.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars

NOTE 3 – REVENUES

Disaggregation of revenue

The following table disaggregates the Company’s revenues based on the nature and characteristics of its contracts, for the six months ended June 30, 2025 and 2024:

	Six months ended
	June 30, 2025	June 30, 2024
Sales of products	$707,021	$3,200,126
Services and Non-recurring engineering and proof of concept contracts	-	210,132
	$707,021	$3,410,258

The following table summarizes revenue by region based on the shipping address of customers:

	Six months ended
	June 30, 2025	Percentage of revenues	June 30, 2024	Percentage of revenues
Israel	491,432	69.5%	3,300,771	96.8%
England	195,589	27.7%	85,832	2.5%
United States	-	-	3,595	0.1%
Rest of World	20,000	2.8%	20,060	0.6%
	707,021	100%	$3,410,258	100%

NOTE 4:- INVENTORY

	June 30, 2025	December 31, 2024

Raw materials	$1,183,148	$1,175,792
In process and finished products	1,552,175	1,433,522

	$2,735,323	$2,609,314

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars

NOTE 5:- LEASES

The Company is a party to three lease agreements for its facilities in Israel which expire in October 2027. In addition, the Company also leases a vehicle under an operating lease agreement, which expires in 2027.

Aggregate lease payments for the right of use assets over the remaining lease period as of June 30, 2025 are as follows:

Remaining of 2025	$90,961
2026	181,923
2027	136,576

Total undiscounted cash flows	$409,460
Less - imputed interest	21,370

Present value of operating lease liabilities	$388,090

The weighted-average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2025:

Weighted-average remaining lease term (years)	2.28

Weighted-average discount rate	5.25%

NOTE 6:- COMMITMENTS AND CONTINGENCIES

a.	Liens:

The Company’s long-term restricted deposits in the amounts of $44,075 have been pledged as security in respect of guarantees granted to the Company’s landlords as part of the office lease agreement. Such deposit cannot be pledged to others or withdrawn without the consent of the lender.

b.	Credit Line:

On March 26, 2025, the Company entered into a $4,000,000 credit line agreement (the “Credit Facility” ) with United Mizrahi-Tefahot Bank Ltd. (the “Bank”), on accepted commercial terms for similarly-sized companies. Loans from the credit line will have a maturity date of up to three months. For loans with a maturity date exceeding one month (up to three months), the interest will be paid on a monthly basis. For loans with a shorter maturity date, the interest will be paid on the maturity date. The Credit Facility will be in force for a period of 12 months from the date of the agreement. The Credit Facility is secured by all of the assets of the Company. In addition, the Credit Facility includes certain customary information rights in favor of the Bank, restrictive covenants of the Company and of Maris North America Inc., the Company’s U.S. subsidiary, and the agreement by two shareholders of the Company to certain subordination restrictions with respect to loans they have provided to the Company.

As of June 30, 2025, the Company drew $2,000,000 from the credit line and was in compliance with all restrictive covenants. For the six months ended June 30, 2025, the Company recorded financial expenses of $30,011 related to the Credit Facility.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars

NOTE 7:- NET LOSS PER SHARE

The following table presents the computation of basic and diluted net loss per share:

	Six months ended June 30,
	2025	2024
Basic net earnings (loss) per ordinary share:
Numerator:
Allocation of undistributed earnings	$(2,388,294)	$131,797
Denominator:
Weighted average number of shares	7,999,615	7,878,501
Basic earnings (loss) per ordinary share	$(0.3)	$0.02

Diluted net earnings (loss) per ordinary share:
Numerator:
Allocation of undistributed earnings	$(2,388,294)	$131,797

Denominator:
Number of shares used in basic calculation	7,999,615	7,878,501
Effect of dilutive securities:
Weighted average effect of dilutive securities	-	67,823
Denominator for diluted earnings per ordinary share	7,999,615	7,946,324
Diluted earnings (loss) per ordinary share	$(0.30)	$0.02

The total weighted average number of shares related to outstanding options that have been excluded from the computation of diluted net loss per Ordinary Share due to their antidilutive effect was 6,215,425  for the six months ended June 30, 2025.

NOTE 8:- EQUITY

a.	Share capital:

As of June 30, 2025, the Company’s share capital was composed of 8,167,438 Ordinary Shares issued and 8,046,723 ordinary shares outstanding.

b.	Treasury shares:

As of June 30, 2025, the Company held 120,715 Ordinary Shares in treasury.

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars

NOTE 9:- SHARE BASED COMPENSATION

Share-based compensation was recorded in the following items within the statements of operation:

	Six months ended June 30, 2025	Six months ended June 30, 2024

Cost of revenues	$13,055	$12,201
Research and development, net	20,813	19,082
Sales and marketing	11,207	8,563
General and administrative	36,888	34,933

Total expenses	$81,963	$74,779

A summary of the share option activity for the six months ended June 30, 2025 is as follows:

	Number of options	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding as of December 31, 2024	694,952	$1.05	3.45	$2,772,758
Granted	25,612	3.68	4.54
Exercise	2,000	1
Forfeited	18,112	1.32

Options outstanding as of June 30, 2025	700,452	$1.137	3.026	$1,318,951
Options exercisable as of June 30, 2025	171,382	$1	2.042	$346,192

MARIS-TECH LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars

NOTE 9:- SHARE BASED COMPENSATION (Cont.)

As of June 30, 2025, unrecognized share-based compensation cost related to unvested share-based compensation awards was $367,903, which is expected to be recognized over a weighted-average period of 2.37 years.

The Company used the Black Scholes option-pricing model to determine the fair value of options granted during 2025. The following assumptions were applied in determining the options’ fair value on their grant date:

2025

Risk-free interest rate (a)	3.88%
Expected option term (years) (b)	3.88
Expected share price volatility (c)	56.1
Dividend yield (d)	-
Weighted average grant date fair value	$1.705

NOTE 10:- RELATED PARTY TRANSACTIONS

a.	Since the Company’s inception, Israel Bar, the Company’s Chief Executive Officer, director and largest shareholder, and Joseph Gottlieb, a then director of the Company and the Company’s second largest shareholder, have provided loans to the Company in an aggregate amount of NIS 7,513,887 (approximately $2,282,364). On May 9, 2021, the Company entered into a loan facility agreement (as amended on June 30, 2021, the “Loan Facility Agreement”), effective as of January 1, 2021, with Mr. Bar and Mr. Gottlieb. The total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,306 (approximately $1,088,250). Mr. Gottlieb passed away in April 2025. As of June 30, 2025, the outstanding balance due under the Loan Facility Agreement was $375,972.

b.	On March 3, 2021, the Company entered into a service agreement with a relative of the Company’s Chief Executive Officer and director (the “Service Provider”), pursuant to which the Service Provider provides the Company with mechanical design services as requested by the Company in exchange for hourly compensation of NIS 195 (approximately $54). Effective February 2022, the hourly rate under the agreement was increased to NIS 350 (approximately $97). The amended terms of the Service Provider’s agreement were approved by the audit committee of the board of directors of the Company and the board of directors of the Company on March 14, 2024 and March 20, 2024, respectively, and were ratified by the Company’s shareholders at the Company’s 2024 annual general meeting of shareholders held on May 15, 2024. As of June 30, 2025, the Company recorded expenses of $52,515 related to the service agreement with the Service Provider.

NOTE 11:- SEGMENTS

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the CODM, who is the Chief Executive Officer, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. There is no expense or asset information, that are supplemental to those disclosed in these financial statements, that are regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on net loss as shown in the statements of operations. The CODM considers net loss in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the financial statements

- - - - - - - - - -